Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com

September 6, 2011

VIA ELECTRONIC DELIVERY
Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549-4628

Re:	Juhl Wind, Inc. December 31, 2010 Form 10-K filed March 31, 2011 March 31, 2011 Form 10-Q filed May 12, 2011 File Number 0-54080

Dear Mr. O’Brien:

This letter is in response to your comment letter dated July 28, 2011 to John Mitola, President of Juhl Wind, Inc. (the “Company”), regarding the Company’s Annual Report on Form 10-K for December 31, 2010 filed March 31, 2011 (the “10-K”), and the Company’s Quarterly Report on Form 10-Q for March 31, 2011 filed May 12, 2011.

COMMENT 1

Item 7. Management’s Discussion and Analysis, page 19

1.           We note your statement on page 20 that demand for wind power in the United States is growing rapidly. With a view toward future disclosure, please tell us why, when demand for wind power is growing rapidly, you experienced a decrease in your construction responsibilities and turbine supply arrangements and associated revenues in 2010 as compared to 2009.

U. S. Securities and Exchange Commission
September 6, 2011

Response:

Even though demand for wind farms continues to increase, arranging project financing, particularly construction financing, has become increasingly difficult. The timing of the Company’s construction and turbine supply revenues associated with the development of wind farms is heavily impacted by the ability to complete debt and equity arrangements as discussed on page 21 of the 10-K. The 10-K also provides on page 28 that the Company’s construction revenue is subject to seasonality.  In addition, construction revenues are generally more heavily weighted in the early months of a construction project when the turbine foundations, roads and electrical infrastructure are being performed.

The reasons for the decrease in construction responsibilities and turbine supply arrangements in 2010 as compared to 2009 occurred for the following reasons:

●
2009 construction revenue was higher than 2010 construction revenue due to the fact that the Company was general contractor on 21 MW of wind farm projects, whereas the Company was general contractor for 11.5 MW of wind farm projects in 2010. Construction revenues increase significantly in terms of the project size and therefore 2009 included higher dollar amounts of construction revenue.

●	2009 turbine supply revenue includes the sale of one large commercial turbine for $1.2 million whereas 2010 had no such revenue.

●
2010 included two additional wind farm projects, but the Company’s construction responsibilities were limited to being a construction advisor and as such, the Company’s revenues are fee-based and represent less than 1% of the total revenue that would otherwise receive if the Company was the general contractor. This is the basis for the statement in the 10-K that part of the reduction in revenue was related to changes in the Company’s construction responsibilities.

In future filings, the Company will provide more explicit disclosure as described above.

COMMENT 2

Changes in Internal Control over Financial Reporting, page 31

2.           On page 32, you state that you conducted remediation efforts to cure your material weaknesses. You further state that you do “not have the resources to fund sufficient staff to ensure a complete segregation of responsibilities within the accounting function.” This statement appears to indicate that you have not fully remedied the material weaknesses you identified. Please confirm to us, if true, that there were no material weaknesses in your internal control over financial reporting at December 31, 2010. Additionally, in future filings, please remove any limitation on management’s conclusion that there are no material weaknesses in your internal control over financial reporting.

U. S. Securities and Exchange Commission
September 6, 2011

Response:

The Company confirms that there were no material weaknesses in its internal control over financial reporting at December 31, 2010. Additionally, in future filings the Company will remove the limitation on management’s conclusion that there are no material weaknesses in its internal control over financial reporting.

COMMENT 3

3.           With a view toward future disclosure, please tell us what remediation efforts you conducted to cure the material weaknesses in your internal control over financial reporting. In this regard, we note the last sentence in the first paragraph on page 32 in which you state that the actions described in the paragraph, “in addition to the improvements identified above,” minimize the risks of material misstatements.

Response:

During 2010, the Company engaged an independent consultant to assess key internal controls within its significant business cycles and to perform testing of those key controls.  The documentation and testing yielded favorable results, including remediation of the two material weaknesses identified in the 2009 annual report.

The clause “in addition to the improvements identified above” is confusing and should have been stricken. The remediation efforts which were conducted during 2010 by the Company to cure the material weaknesses in its internal control over financial reporting include the following:

●	Hiring of an assistant controller and thereby segregating accounting and review functions between this new position, the CFO and an accounting clerk.
●	Documentation of key internal control systems, assessment of those controls, and testing by an outside consultant.
●
Establishment of more stringent controls including high level management review of key accounting and financial reports, and CFO and/or CEO signatures of approval on all checks in amounts exceeding $10,000.

●
Management approval of invoices based on a signature authority which requires executive approvals based on the dollar level of a particular expenditure, hiring, banking and customer credit transactions.

●	CFO review and approval of all monthly bank reconciliations.

COMMENT 4

Item 10. Directors, Executive Officers and Corporate governance, page 33

4.           With a view toward future disclosure, please provide us with the audit committee financial expert information required by Item 407(d)(5) of Regulation S-K.

U. S. Securities and Exchange Commission
September 6, 2011

Response:

The Company formed an audit committee in November 2009 comprised of its three independent directors to oversee the accounting and financial reporting processes of the Company, the audits of the Company’s financial statements, the qualifications of the independent registered public accounting firm engaged as the Company’s auditor to issue an audit report on the financial statements of the Company, internal control over financial reporting and the performance of the Company’s independent auditor.   James Beck was nominated as the Chairman of the audit committee.  The Company does not have a member of its audit committee who qualifies as a "financial expert" at this time.  The Company believes that the relevant business experience of its current board of directors and audit committee members provides adequate oversight of accounting and financial reporting and internal controls. The Company expects, however, to consider the addition of an audit committee financial expert in the future as may be required by a national stock exchange.

The Company’s next 10-K for the year ended December 31, 2011 will be adapted to provide the audit committee financial expert information required by Item 407(d)(5) of Regulation S-K.

COMMENT 5

Code of Ethics, page 38

5.           Please tell us where your code of ethics can be found on your website. Please refer to Item 406 of Regulation S-K.

Response:

The Code of Ethics can be found at the Company website at www.juhlwind.com under Investor Info.  It had been inadvertently dropped from the Company’s website when the Company engaged a new vendor for design and content updates to its website.

COMMENT 6

Director Compensation, page 40

6.           We note the footnote to the “Option Awards” column of your director compensation table. In future filings, please ensure that you present the amounts of option awards in accordance with Item 402(r)(2)(iv) of Regulation S-K. Additionally, please ensure you provide the footnotes required by the Instruction to Item 402(r)(2)(iv) of Regulation S-K. Supplementally, please show us what this information would have looked like for 2010.

U. S. Securities and Exchange Commission
September 6, 2011

Response:

In future filings, the Company will ensure that it presents the amounts of option awards in accordance with Item 402(r)(2)(iv) of Regulation S-K and will provide the footnotes required by the Instruction to Item 402(r)(2)(iv) of Regulation S-K.

Such information for December 31, 2010 is attached as Exhibit A at the end of this letter.

COMMENT 7

Item 12. Security Ownership of Certain Beneficial Owners . . . page 41

7.           With a view toward future disclosure, please provide us with the information required by Item 201(d)(3) of Regulation S-K.

Response:

With respect to disclosure pursuant to Item 201(d)(3) of Regulation S-K,  the Company’s compensation plan under which securities may be issued that was adopted without the approval of its security holders is the individual compensation arrangement with General Wesley Clark, approved by the Board of Directors.  Pursuant thereto on June 29, 2009, the Company granted General Clark, a member of the Company’s Board of Directors, stock options to purchase 500,000 shares of common stock at $2.00 per share, with 166,666 shares immediately exercisable, 166,667 options vesting on June 29, 2010 and 166,667 options vesting on June 29, 2011. In future filings, the Company will provide the information required by Item 201(d)(3) of Regulation S-K with respect to this individual compensation arrangement adopted without the approval of security holders.

The Company’s other compensation plan, its 2008 Incentive Compensation Plan, was adopted with the approval of its security holders on June 16, 2008, as reported in the Company’s Current Report on Form 8-K filed with the Commission on June 25, 2008.  Thus, Item 201(d)(3) of Regulation S-K is not applicable to its 2008 Incentive Compensation Plan.

COMMENT 8

Item 15. Exhibits and Financial Statement Schedules, page 44

8.           Please tell us what consideration you gave to filing the equity compensation plan(s) not approved by security holders as well as the employment agreements you have with all of your named executive officers as exhibits to the Form 10- K. Please refer to Item 601(b)(10) of Regulation S-K.

U. S. Securities and Exchange Commission
September 6, 2011

Response:

With respect to disclosure pursuant to Item 201(d)(3), the Company has an individual compensation arrangement with General Wesley Clark, as described above, that was adopted on June 29, 2009, without the approval of security holders.  However, the Company, at the time of filing its 10-K, did not consider filing the Option Agreement between the Company and General Clark.  In future filings of its periodic reports, the Company will file as an exhibit the Option Agreement between the Company and General Clark dated June 29, 2009.

With respect to employment agreements with named executive officers:

(a)           The employment agreement of John Brand, CFO of the Company, is identified as Exhibit 10.7 in the 2010 10-K and is incorporated by reference to the filing of the Company’s 10-Q for the period ending June 30, 2009 filed with the Commission on August 14, 2009; and

(b)           The employment agreements of Dan Juhl and John Mitola were inadvertently omitted from the exhibit list of the 2010 10-K. The employment agreements of Mr. Juhl and Mr. Mitola were filed as Exhibits 10.3 and 10.4, respectively, to the Company’s Current Report on 8-K dated June 24, 2008 filed with the Commission on June 25, 2008. The Company will re-insert the employment agreements of Mr. Juhl and Mr. Mitola in the exhibit list in future filings.

COMMENT 9

Exhibit 31.1

9.           Please note that the certifications required by Item 601(b)(31) of Regulation SK must be provided exactly as they appear in Item 601(b)(31). In this regard, we note that you have included “(the ‘registrant’)” in paragraph 1, “other” before “persons” in paragraph 5, and the word “annual” before “report” in paragraphs 2 and 3. You also state “was materially affected” in paragraph 4.d instead of “has materially affected.” In future filings, please provide the Regulation S-K Item 601(b)(31) certifications exactly as they appear in Item 601(b)(31). This comment also applies to Exhibit 31.2 and to your Form 10-Q for the fiscal quarter ended March 31, 2011. Please note that, in the certifications to your Form 10-Q, paragraph 4.d should include the parenthetical found in paragraph 4.d of the form certification in Item 601(b)(31) Exhibit 31.1.

Response:

In future filings, the Company will provide the Regulation S-K Item 601(b)(31) certifications exactly as they appear in Item 602(b)(31).

Conclusion

Following the issuance of the Commission’s comment letter dated July 28, 2011, on August 15, 2011, the Company filed a Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. The Company acknowledges and understands that the Commission’s comments of July 28, 2011 would also be applicable to the Form 10-Q filed on August 15, 2011.

U. S. Securities and Exchange Commission
September 6, 2011

The Company and management acknowledge and understand that they are responsible for the accuracy and adequacy of the disclosures made in the filings. The Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/Kristen A. Baracy Kristen A. Baracy

Exhibit A

The table below summarizes the compensation that the Company paid to non-management directors for the fiscal year ended December 31, 2010 and 2009.

Director Compensation

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards 1 ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward C. Hurley General Wesley Clark James Beck	2010 2009 2010 2009 2010 2009	10,000 10,000 10,000 10,000 10,000 835	- - -	- 2 6,120 2 206,048 3 306,032 3 5,550 4 463 4	- - - - - -	- - - - - -	- - - - - -	10,000 16,120 216,048 316,032 15,550 1,298

1 Amounts in this column are calculated utilizing the provisions of ASC Topic No. 718, “Share-based Payments.” See Note 14, “Stock-Based Compensation” of the financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of the assumptions underlying the valuation of our equity awards.  The amounts do not reflect whether the recipient has actually realized a financial gain from these awards (such as by exercising stock options).

2 The amount reflects the fair value of $1.00 per option for 10,000 options granted in June 2008, as determined using a Black-Scholes option pricing model. All options remain outstanding at December 31, 2010.

3The amount reflects the fair value of $2.11 per option for 10,000 options granted in June 2008 and a fair value of $2.20 per option for 500,000 options granted in June 2009, as determined using a Black-Scholes option pricing model. All options remain outstanding at December 31, 2010.

4 The amount reflects the fair value of $1.89 per option for 10,000 options granted in November 2009, as determined using a Black-Scholes option pricing model. All options remain outstanding at December 31, 2010.